The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED APR 09 2007 WASH SECTION

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

F'LE NO. 82.4524

Letter No:CO:S&B/SKT/2007/ 818 Date: 02.04.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2007

We enclose for your information a copy of our letter No. CO/S&B/SKT/2007/811 dated the 02.04.2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

07022512

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

dw 4/10

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.: CO/S&B/SKT/2007/811

Date: 02.04.2007

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2007

In terms of Clause 41 of the Listing Agreement, since SBI will be publishing its audited working results for the year ending 31st March 2007 within a period of 3 months from the end of the last quarter of the Financial Year 2006-07, we shall not be publishing /giving to the Stock Exchanges the unaudited results for the last quarter.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

END